UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                          Liberty Livewire Corporation
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                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    530709104
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                                 (CUSIP Number)


                                Paul J. Dujardin
                                43 Dobson Avenue
                            Merrick, New York 11566


                                with a copy to:
                              Paul I. Rachlin, Esq.
                               Proskauer Rose LLP
                                 1585 Broadway
                            New York, New York 10036
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 August 29, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                SCHEDULE 13D/A-1

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CUSIP No. 530709104 (Class A Common Stock of Liberty Livewire Corporation
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1.    NAMES OF REPORTING PERSONS
      Paul J. Dujardin

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [ ]
          (b)  [X]
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS
      NA

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

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                         7.    SOLE VOTING POWER
NUMBER OF SHARES               660,471 (1)
                         -------------------------------------------------------
BENEFICIALLY             8.    SHARED VOTING POWER

OWNED BY EACH            -------------------------------------------------------
                         9.    SOLE DISPOSITIVE POWER
REPORTING PERSON               660,471
                         -------------------------------------------------------
WITH                     10.   SHARED DISPOSITIVE POWER

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      660,471

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.4%
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14.   TYPE OF REPORTING PERSON
      IN

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



Item 1. Security and Issuer

Paul J. Dujardin (the "Reporting Person") hereby amends and supplements the Statement on Schedule 13D (the "Schedule 13D") previously filed with respect to shares (the "Shares") of the Class A common Stock, par value $.01 per share (the "Class A Common Stock"), of Liberty Livewire Corporation (formerly known as The Todd-AO Corporation), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 520 Broadway, Santa Monica, California 90401. Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

(b)  43 Dobson Avenue
     Merrick, New York

(c)  President, Genesis Networks Inc.
     245 Park Avenue, 24th Floor
     New York, New York 10167

No amendment is made with respect to the matters referred to in paragraphs (a),
(d), (e) and (f) of the instructions to Item 2 of Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Person may sell from time to time shares of Class A Common Stock in market transactions, pursuant to an effective registration statement in accordance with the Registration Rights Agreement or in one or more private transactions.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 660,471 shares of the Issuer's Class A Common Stock, which represents (i) 12.4% of the Issuer's outstanding shares of Class A Common Stock and (ii) approximately 1.7% of the Issuer's outstanding equity securities. Because each share of Class A Common Stock entitles its holder to one vote per share and each share of Class B Common Stock entitles its holder to ten votes per share, the Reporting Person has approximately 0.19% of the voting power in the Issuer.

(b) The Reporting Person has sole power to vote the 660,471 Shares set forth in paragraph (a) and, subject to the terms of the agreements described in Item 6, the sole power to dispose or to direct the disposition of such Shares.

(c) The Reporting Person sold in open market transactions an aggregate of 16,100 Shares on various dates in October 2001 at prices ranging from $6.31150 to $7.32000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person and the Issuer are parties to a Shareholder Pledge and Security Agreement pursuant to which the Reporting Person has pledged 440,981 shares of the Issuer's Class A Common Stock to the Issuer as security for certain representations and warranties made by the Triumph entities and the Reporting Person in the Triumph Agreements, and the Issuer has retained possession of approximately 88,808 shares of the Issuer's Class A Common Stock as security for the achievement of certain revenue goals by the businesses acquired by the Issuer pursuant to the Triumph Agreements. As a result of the termination of the Reporting Person's employment with the Issuer or its subsidiary as of August 28, 2001, the Reporting Person has in accordance with the terms of the related agreements demanded that the Issuer return possession of the pledged and retained shares to the Reporting Person. The Issuer has refused to release the pledged shares or the retained shares to the Reporting Person, asserting that it is not obligated to do so, and the Reporting Person has commenced legal proceedings against the Issuer demanding that the Issuer pay to the Reporting Person damages in an amount equal to the value of the pledged shares and the retained shares as of August 29, 2001. In the event that the Reporting Person prevails in such legal proceedings and is awarded damages according to the demand of the Reporting Person, the Reporting Person shall effectively have disposed of such pledged shares and retained shares as of the date of such award. Pursuant to a Release and Settlement Agreement, dated June 22, 2000, between Beauchamp Place Communication Inc. ("BPC") and the Reporting Person and the Triumph Entities, BPC is entitled to receive from the Reporting Person five percent (5%) of the merger consideration received by the Reporting Person pursuant to the Triumph Agreements, including any of the Shares received by the Reporting Person pursuant to the Triumph Agreements.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 27, 2002



                                       Signature: /s/ Paul J. Dujardin
                                                  ------------------------------
                                       Name:      Paul J. Dujardin